SYMS CORP.
                                    SYMS WAY
                               Secaucus, NJ 07094

                                  May 18, 2006


Securities and Exchange Commission
Washington, DC 20549
Attention:    Daniel F. Duchovny, Esq.
              Special Counsel
              Office of Mergers and Acquisition

                            RE: SYMS CORP.
                                SCHEDULE TO-I FILED APRIL 27, 2006
                                SEC FILE NO. 005-39363
                                ----------------------------------

Ladies and Gentlemen:

         Syms Corp. (the "Company"), is filing amendment No. 1 (the "Amendment") to its Schedule TO-I in response to the questions raised by the Commission in its letter of comments dated May 8, 2006. Set forth below is the Company's response to Commission's comments.

OFFER TO PURCHASE

FORWARD-LOOKING STATEMENTS

1. We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. We note a similar reference in exhibit (a)(1)(F) to the Schedule TO-I. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise your offer document to delete the reference to the Act of 1995 and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

         The Amendment restates the introductory paragraph of "Forward Looking Statements" to eliminate reference to the Private Securities Litigation Reform Act of 1995. This letter will also confirm that the Company will avoid making reference to that Act in all future communications in connection with the tender offer.

SUMMARY TERM SHEET

2. We note in the answer to "Once I have tendered shares in the tender offer, can I withdraw my tender?" that security holders will be able to withdraw any securities not accepted for payment on May 26, 2006, the same date as the offer's expiration. We also note that you do not expect to begin paying for tendered securities until at least five business days after the expiration of the offer. Please reconcile the referenced disclosure. Refer to Rule 13e-4(f)(2)(ii).

            The Amendment revises both the answer to the question "Once I have tendered shares in the tender offer, can I withdraw my tender?" to provide that if the Company has not accepted for payment the shares

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tendered, the tendering stockholder may also withdraw his or her shares after
12:01 A.M., New York City time, on June 23, 2006, which is 40 business days after the commencement of the tender offer.

 CONDITIONS OF THE TENDER OFFER

3. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The third sub-bullet point to the second bullet point in this section conditions the offer on whether the contemplated benefits the company may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

            Section 7 of the Offer to Purchase was amended to delete the following condition: "materially impair the contemplated benefits of the tender offer to us; or"

4. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

            The Company hereby confirms that in the event that it proposes to waive a material condition the Company will recirculate the new disclosure and, if necessary, extend the offer.

SOURCE AND AMOUNT OF FUNDS

5. We note that you may use borrowings from a bank credit facility to purchase shares. If so, please provide the information required by Item 1007(d) of Regulation M-A, including a description of the interest rate calculations and the current interest rates available to you.

            Section 9 of the Offer to Purchase has been revised to reflect the sale of the real property and to provide information as to the interest rate payable by the Company under its loan agreement.

 CERTAIN INFORMATION CONCERNING SYMS

6. We note in two places in this section that you attempt to incorporate by reference into the offering document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

            Section 10 of the Offer to Purchase has been revised to eliminate references to any forward incorporation by reference.

7. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us your basis for not including the pro forma financial statements required by Item 1010(b) of Regulation M-A. Alternatively, provide the summary financial information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges.

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

            The Company does not believe that the financial statement are material to the offer for the following reasons.

            Instruction 2 of Item 10 of Schedule TO provides that financial statements are not considered material if the following three tests are met, all of which are met with respect to the tender offer:

            (i)      The consideration consists solely of cash.

            (ii)     There is no financing contingency.

            (iii) We are a reporting company and file our reports with the Commission using the Edgar system.

            Further, the maximum purchase price is approximately $60.3 million. The Company has a loan agreement pursuant to which it can borrow up to $30 million. This loan agreement has been disclosed in the Company's filing with the Commission. As a result of a recent amendment, the Company is expressly permitted to borrow up to $28 million to fund the tender offer.

            At February 25, 2006, the last day of the Company's most recent fiscal year, the Company has available cash of approximately $30.0 million. In May 2006, the Company sold its real estate in Dallas, Texas, from which it realized net proceeds of approximately $13.2 million, and the Company has a contract to sell its real estate in Rochester, New York from which it expects to receive net proceeds of approximately $2.9 million in May 2006. The cash on hand at February 25, 2006, together with the net proceeds from the sale of the real estate, provides the Company with approximately $45.0 million available for use in the tender offer, without giving effect to any cash generated by its business during the second quarter of the current fiscal year. As a result, the maximum borrowing necessary to complete the tender offer is approximately $15 million. To the extent that the purchase price in the tender offer is less than $18 per share or less than all of the shares are tendered, the Company will require less funds under its loan agreement.

            In addition, the Company includes the following disclosure in
Section 10 of the Offer to Purchase: "As long as the debt we incur in purchasing shares in the tender offer is outstanding we will incur interest expense on the money which we borrowed and we will not receive significant interest income. As noted above, the funds we will have on hand at the closing of the offering, combined with the borrowing availability under our existing credit agreement, should be sufficient to enable us to fund the purchase of the shares in the tender offer and we do not believe that our operations will be impaired by incurring this debt. For the year ended February 25, 2006, our interest expense was approximately $181,000, our interest income was approximately $1.1 million, and we generated approximately $20.1 million from our operations."

            In view of the foregoing, the Company does not believe that the inclusion of pro forma financial information in the tender offer material is either required by the SEC rules or material to an investor's decision as to whether or not to tender his or her shares. The Company has, however, included summary historical financial information in the Section 10 of the Offer to Purchase.


8. Please provide the disclosure required by Items 1005(e) and 1008(b) of Regulation M-A.

            Section 11 of the Offer to Purchase has been amended to provide the information with respect to agreement and understandings relating to the Company's securities and the absence of any transactions (other than an option exercise and sale of the underlying securities) in the Company's securities by the Company or any of its officers, directors or control parties during the past 60 days.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS

9. Please add a column to the beneficial ownership table to disclose the percentage of your outstanding securities that the beneficial holders listed will hold after the offer.

            The table of principal stockholders has been revised to set forth the percentage interest of Sy Syms and Marcy Syms if the Company purchases all of the shares it is offering to purchase. The Company is not in a position to provide any information with respect to the post-offering holdings of any 5% stockholders who are not officers and directors.

U.S. FEDERAL INCOME TAX CONSEQUENCES

10. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

            Section 14 of the Offer to Purchase has been amended to delete the reference to "urge" and to use the word "recommend" instead.

CLOSING COMMENTS

        The Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Very truly yours.

                                          SYMS CORPORATION

                                          /s/ MARCY SYMS
                                          -------------------------------------
                                          Marcy Syms
                                          President and Chief Executive Officer

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